

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-Mail
Mr. Ken Williams
Rush Exploration Inc.
11215 Jasper Avenue, Suite 505
Edmonton, Alberta
Canada T5K 0L5

      Re: **Rush Exploration Inc.**
              Form 20-F for the Year Ended December 31, 2012
              Filed April 25, 2013
              File No. 000-51337

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Risk Factors, page 7

1.   Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Acquisition of Interest, page 16

2.   Please file as an exhibit, the agreements through which you acquired ownership or control of your mineral claims. Refer to Item 601(b) (10) of Regulation S-K.

3.	We note you acquired your mining claims from Knight Resources. However the owners of the mining claims are listed as Horizon Exploration Inc. Please explain the relationship, if any, between these two companies and your property.

Description and Location of the Mudersbach Property, page 17

4.	We note your Mudersbach property consists of 32 unpatented mining claims and these claims cover a total acreage of 688 acres. We also understand that the maximum acreage of a mining claim is 20.66 acres. Please explain this variance and modify your filing.

5.	Please disclose the following information for each of your properties:

  • Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims and/or concessions.

  • Please include certain identifying information, such as the property names, claim names/numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

  • The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

  • The area of your claims, either in hectares or in acres.

  Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7

6.	Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

  • The location and means of access to your property, including the modes of transportation utilized to and from the property.

  • Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

  • A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

7. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

8. We recommend that a brief description of the QA/QC protocols be provided to inform investors regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

9.   Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

10.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of Industry Guide 7, applicable under the instructions to Item 4 of Form 20-F.

11.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/Tia L. Jenkins for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining